January 7, 2020

Tony Nick
Chief Executive Officer
Clancy Systems International, Inc.
2250 S. Oneida, #308
Denver, Colorado 80224

       Re: Clancy Systems International, Inc.
           Form 10-K for the Fiscal Year Ended September 30, 2019
           Filed December 16, 2019
           File No. 033-04882-D

Dear Mr. Nick:

        We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response, we may have additional comments.

Form 10-K for the Fiscal Year Ended September 30, 2019

General

1.    Please amend your filing to address the following:

           Ensure that your financial statements and related footnote disclosures have been prepared and audited in accordance with generally accepted accounting principles.
           Refer to Rule 8-02 of Regulation S-X. For instance, we note that your Statement of
           Operations and Other Comprehensive Loss shows no amounts for fiscal 2019, and other than cash and cash equivalents, your Balance Sheet amounts remain unchanged from September 30, 2018 to 2019. At a minimum, these statements should be impacted by depreciation and amortization related to your property and equipment and intangible assets.
           Include a report of your independent registered public accounting firm pursuant to
           Rule 2-02 of Regulation S-X and ensure that your auditors meet the requirements of
           Rule 2.01 of Regulation S-X. In this regard, we note the report of Causey Demgen
 Tony Nick
Clancy Systems International, Inc.
January 7, 2020
Page 2
              & Moore in your September 30, 2017 Form 10-K states that such firm is not independent with respect to the company.
              Include a discussion of your results of operations and liquidity. The evaluation of your disclosure controls and procedures and internal control over
              financial reporting should be as of the end of the period covered by the report. In this regard, you appear to have concluded on disclosure controls and procedures as of
              September 30, 2008 and internal control over financial reporting as of September 30,
              2017. Please revise. Refer to Item 307 and 308 of Regulation S-K. You should provide a separate certification for both your principal executive officer
              and principal financial officer. If Mr. Nick served as both the principal executive officer and principal financial officer, please revise to clearly indicate that he is certifying in both capacities. Refer to Exhibit 31 and 32 of Regulation S-K and
              Sections 302 and 906 of the Sarbanes-Oxley Act of 2002.

       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Eiko Yaoita Pyles, Staff Accountant at (202) 551-3587 or Kathleen
Collins, Accounting Branch Chief at (202) 551-3499 with any questions.



FirstName LastNameTony Nick                                     Sincerely,
Comapany NameClancy Systems International, Inc.
                                                                Division of
Corporation Finance
January 7, 2020 Page 2                                          Office of
Technology
FirstName LastName